Mail Stop 3010

February 22, 2010

Mr. R. Steven Hamner
Executive Vice President and Chief Financial Officer
Medical Properties Trust, Inc.
1000 Urban Center Drive
Suite 501
Birmingham, AL 35242

> **Re: Medical Properties Trust, Inc.**
> **Schedule 14A**
> **Filed April 21, 2009**
> **File No. 1-32559**

Dear Mr. Hamner:

We have reviewed your response letter dated February 3, 2010 and have the following additional comment. If you disagree with our comment, we will consider your explanation as to why our comment is not applicable. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Schedule 14A filed April 21, 2009</u>

<u>Compensation Discussion and Analysis, page 14</u>

<u>Long-Term Incentive Awards, page 17</u>

1.   We note your response to our prior comment 5 that the Compensation Committee considered the company's 2007 performance, specifically total shareholder return growth, FFO growth, effectiveness of management and progress on corporate initiatives in granting annual restricted stock awards in 2008 to each of the named executive officers. In addition to listing the factors considered, in future filings please expand your disclosure to discuss how these factors impacted each individual officer's award. Disclose any quantitative targets for shareholder return and FFO that were used in determining the amounts awarded. Please tell us how you plan to comply.

*   *   *   *

As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Please submit a response letter on EDGAR that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comment.

Please contact Kristina Aberg, Attorney-Advisor, at 202.551.3404 or Sonia Barros, Special Counsel at 202.551.3655 regarding this comment.

Sincerely,

Kevin Woody
Accounting Branch Chief